Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 201-A-I dated January 6, 2011	Term Sheet to Product Supplement No. 201-A-I Registration Statement No. 333-155535 Dated January 24, 2011; Rule 433

Structured Investments	$ Autocallable Return Enhanced Notes Linked to the S&P 500® Index due February 15, 2012

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three (3) Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors may lose some or all of their principal. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is April 28, 2011.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 15, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about January 28, 2011 and are expected to settle on or about February 2, 2011.

Key Terms

Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor	2
Automatic Call:

If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	104.25% of the Initial Index Level for each Review Date
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of at least $85.00* (equal to the call premium of at least 8.50%* x $1,000) if called on any of the Review Dates

*The actual call premium amount and call premium will be determined on the pricing date but will not be less than $85.00 and 8.50%, respectively.

Payment at Maturity:

If the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to a Maximum Total Return on the notes of at least 8.50%*. For example, assuming the Maximum Total Return is 8.50%*, if the Index Return is equal to or greater than 4.25%, you will receive the Maximum Total Return on the notes of 8.50%*, which entitles you to a maximum payment at maturity of $1,085* for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 x Index Return x 2)
*The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 8.50% and $1,085 per $1,000 principal amount note, respectively.
If the notes have not been automatically called and the Ending Index Level is equal to the Initial Index Level, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the notes have not been automatically called, your investment will be fully exposed to any decline in the Index. If the notes have not been automatically called and the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
If the notes have not been automatically called, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Initial Index Level.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates
Ending Averaging Dates†:	February 6, 2012, February 7, 2012, February 8, 2012, February 9, 2012 and February 10, 2012
Review Dates†:	April 28, 2011 (first Review Date), July 21, 2011 (second Review Date) and October 21, 2011 (final Review Date)
Call Settlement Dates†:

May 3, 2011 (first Call Settlement Date), July 26, 2011 (second Call Settlement Date) and October 26, 2011 (final Call Settlement Date), each of which is the third business day after the applicable Review Date specified above.

Maturity Date†:	February 15, 2012
CUSIP:	48125XCE4
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 201-A-I.

Investing in the Autocallable Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 201-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-21 of the accompanying product supplement no. 201-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 24, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 201-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 201-A-I dated January 6, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 201-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 201-A-I dated January 6, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000069/e41491_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Autocallable Return Enhanced Notes Linked to the S&P 500® Index	TS-1

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date or at maturity for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date” and “Index Return.” The following table assumes an Initial Index Level of 1300, a Call Level of 1355.25 (equal to 104.25% of the hypothetical Initial Index Level) on each Review Date and a Maximum Total Return of 8.50% and reflects the Upside Leverage Factor of 2. The actual Maximum Total Return will be determined on the pricing date and will not be less than 8.50%. The table also assumes that the call premium applicable to each Review Date is 8.50%, regardless of the appreciation of the Index, which may be significant; the actual call premium will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Automatic Call				No Automatic Call

	Index Level	Total	Total	Total		Total
	Appreciation/	Return at	Return at	Return at		Return
Index	Depreciation at	First	Second	Final	Index Return	at
Closing Level	Review Date	Review Date	Review Date	Review Date		Maturity

2340.00	80.00%	8.50%	8.50%	8.50%	80.00%	8.50%
2210.00	70.00%	8.50%	8.50%	8.50%	70.00%	8.50%
2080.00	60.00%	8.50%	8.50%	8.50%	60.00%	8.50%
1950.00	50.00%	8.50%	8.50%	8.50%	50.00%	8.50%
1820.00	40.00%	8.50%	8.50%	8.50%	40.00%	8.50%
1690.00	30.00%	8.50%	8.50%	8.50%	30.00%	8.50%
1560.00	20.00%	8.50%	8.50%	8.50%	20.00%	8.50%
1430.00	10.00%	8.50%	8.50%	8.50%	10.00%	8.50%
1365.00	5.00%	8.50%	8.50%	8.50%	5.00%	8.50%
1355.25	4.25%	8.50%	8.50%	8.50%	4.25%	8.50%
1332.50	2.50%	N/A	N/A	N/A	2.50%	5.00%
1300.00	0.00%	N/A	N/A	N/A	0.00%	0.00%
1298.70	-0.10%	N/A	N/A	N/A	-0.10%	-0.10%
1235.00	-5.00%	N/A	N/A	N/A	-5.00%	-5.00%
1170.00	-10.00%	N/A	N/A	N/A	-10.00%	-10.00%
1040.00	-20.00%	N/A	N/A	N/A	-20.00%	-20.00%
910.00	-30.00%	N/A	N/A	N/A	-30.00%	-30.00%
780.00	-40.00%	N/A	N/A	N/A	-40.00%	-40.00%
650.00	-50.00%	N/A	N/A	N/A	-50.00%	-50.00%
520.00	-60.00%	N/A	N/A	N/A	-60.00%	-60.00%
390.00	-70.00%	N/A	N/A	N/A	-70.00%	-70.00%
260.00	-80.00%	N/A	N/A	N/A	-80.00%	-80.00%
130.00	-90.00%	N/A	N/A	N/A	-90.00%	-90.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1300 to an Index closing level of 1430 on the first Review Date. Because the Index closing level on the first Review Date of 1430 is greater than the corresponding Call Level of 1355.25, the notes are automatically called on the first Review Date, and the investor receives a single payment of $1,085 per $1,000 principal amount note.

Example 2: The level of the Index changes from the Initial Index Level of 1300 to an Index closing level of 1235 on the first Review Date, 1332.50 on the second Review Date and 1430 on the final Review Date. Because the Index closing level on each of the first and second Review Dates (1235 and 1332.50) is less than the corresponding Call Level of 1355.25, the notes are not automatically called on either of these Review Dates. However, because the Index closing level on the final Review Date of 1430 is greater than the corresponding Call Level of 1355.25, the notes are automatically called on the final Review Date, and the investor receives a single payment of $1,085 per $1,000 principal amount note.

Example 3: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1300 to an Ending Index Level of 1332.50. Because the Ending Index Level of 1332.50 is greater than the Initial Index Level of 1300 and the Index Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 8.50%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 2.50% x 2) = $1,050

JPMorgan Structured Investments — Autocallable Return Enhanced Notes Linked to the S&P 500® Index	TS-2

Example 4: The notes have not been automatically called, and the level of the Index increases from the Initial Index Level of 1300 to an Ending Index Level of 1430. Because the Ending Index Level of 1430 is greater than the Initial Index Level of 1300 and the Index Return of 10% multiplied by 2 exceeds the hypothetical Maximum Total Return of 8.50%, the investor receives a payment at maturity of $1,085 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The notes have not been automatically called, and the level of the Index decreases from the Initial Index Level of 1300 to an Ending Index Level of 1040. Because the Ending Index Level of 1040 is less than the Initial Index Level of 1300, the Index Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of at least $85.00* (equal to a call premium of at least 8.50%* x $1,000). In addition, if the notes have not been automatically called, the notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Total Return on the notes. The Maximum Total Return will be set on the pricing date and will not be less than 8.50%, and accordingly, the maximum payment at maturity will not be less than $1,085 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual call premium amount and call premium will be determined on the pricing date but will not be less than $85.00 and 8.50%, respectively.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over one year, the notes will be called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date set forth on the cover of this term sheet.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 201-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 201-A-I. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 201-A-I dated January 6, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. If the notes have not been automatically called and the Index return is negative, at maturity, you will lose some or all of your investment. For each 1% that the Ending Index Level is less than the Initial Index Level, you will lose 1% of your investment in the notes.

JPMorgan Structured Investments — Autocallable Return Enhanced Notes Linked to the S&P 500® Index	TS-3

  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  LIMITED RETURN ON THE NOTES — If the notes are automatically called, your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  IF THE NOTES ARE NOT CALLED EARLY, YOUR MAXIMUM GAIN IS LIMITED TO THE MAXIMUM TOTAL RETURN — In addition, if the notes have not been automatically called and the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 8.50%.
  REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
  POTENTIAL FOR EARLY EXIT AND 8.50% RETURN ON ANY REVIEW DATE REQUIRES THE INDEX TO APPRECIATE BY AT LEAST 4.25% — The Call Level for each of the Review Dates is set at 104.25% of the Initial Index Level. Accordingly, the Index must appreciate by at least 4.25% from the Initial Index Level in order for you to receive the call premium on any Call Settlement Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Autocallable Return Enhanced Notes Linked to the S&P 500® Index	TS-4

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing level from January 6, 2006 through January 21, 2011. The Index closing level on January 21, 2011 was 1283.35. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-94 of the accompanying product supplement no. 201-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Autocallable Return Enhanced Notes Linked to the S&P 500® Index	TS-5